

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Ming Yi
Chief Financial Officer
Future FinTech Group Inc.
Americas Tower
1177 Avenue of the Americas
Suite 5100
New York, NY 10036

> **Re: Future FinTech Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated December 16, 2022**
> **File No. 001-34502**

Dear Ming Yi:

We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2022 letter.

Response Letter dated December 16, 2022

Item 1. Business, page 2

1. We note your response to comment 4, as well as your revised reference to local government; please revise to refer to the PRC government where you discuss permissions that might be required to offer your securities to investors. Additionally, in each instance where you discuss "permission requirements" or "permissions," please revise to expand your discussion to permissions or approvals.

2. We also note your revised disclosure indicating that you are relying on the opinion of your PRC counsel Fengdong Law Firm with respect to your conclusions that you are not

subject to the permission requirements from the China Securities Regulatory Commission, Cyberspace Administration of China or any other entity that is required to approve of the VIE's operations. However, where you disclose that "[t]he VIE and certain subsidiaries of the Company are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate their current business in China . . . ," we note that you do not appear to have relied upon an opinion of counsel. If true, please revise to explain the basis for your conclusions that you have received all such permissions or approvals from Chinese authorities to operate the current business in China.

VIE Contractual Arrangements, page 4

3.   We note your response to comment 7. In connection therewith:

- We note your revised disclosure that CCM Network is deemed to "have a controlling financial interest" and "be primary beneficiary of E-Commerce Tianjin because it has both of the following characteristics: (1) the power to direct activities at E-Commerce Tianjin that most significantly impact such entity's economic performance and (2) the right to receive benefits from, E-Commerce Tianjin that could potentially be significant to such entity." Please revise to state that CCM Network has a controlling financial interest in, receives the economic benefits from, is the primary beneficiary of and has the power to direct the activities of the VIE to the extent that it has satisfied the conditions for consolidation of the VIE under U.S. GAAP.

- We note your disclosure revising references to "our VIE" to "the VIE" (e.g., page 1), but your disclosure continues to use the term "our" in certain instances, such as your references to "our consolidated VIE" (page 4), "our consolidated variable interest entity" (pages iv, 2, 41, 42 and 48), and "Our VIE Contractual Arrangements" (page 41). Please revise.

- Please revise to remove the reference implying that you have the "ability to effectively control our consolidated variable interest entity" on page 42.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

                                        Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Jeffrey Li